NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Masonite International Corporation will be held

on	Monday, May 3, 2004

at	10:00 a.m. (Eastern Standard Time)

at the	TSX Conference Centre The Exchange Tower 130 King Street West Toronto, Ontario

for the following purposes:

•	to receive the financial statements for the year ended December 31, 2003 and the auditors’ report on those statements;

•	to elect directors;

•	to appoint an auditor; and

•	to transact any other business as may properly be brought before the meeting.

If you cannot attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 for all other countries. For your vote to be recorded, your proxy must be in the hands of Computershare Trust Company of Canada, by fax at the above noted numbers, or by mail at its Toronto office, no later than 4:30 p.m. (Eastern Standard Time) on Thursday, April 29, 2004. If you hold your shares through a nominee, please see the box on page 2 of the attached proxy circular for voting instructions.

By order of the Board of Directors,

Harley Ulster
Executive Vice-President, General Counsel
and Corporate Secretary

Toronto, Ontario

March 26, 2004

NOTE: If you wish to receive (or continue to receive) interim financial statements by mail during 2004, shareholders must mark the request box at the bottom of their form of proxy, and other shareholders must complete and return an enclosed interim report request form. If you do not return such request, quarterly financial statements will not be sent to you. Financial results are announced by media release, and financial statements are available on the Masonite website at www.masonite.com.

Proxy Circular
Q&A on Proxy Voting
Q:What am I voting on?
Q:Who is entitled to vote?
Q:How do I vote?
Q:What if I plan to attend the meeting and vote in person?
Q:Who is soliciting my proxy?
Q:What if I sign the form of proxy enclosed with this Proxy Circular?
Q:Can I appoint someone other than these directors to vote my shares?
Q:What do I do with my completed proxy?
Q:If I change my mind, can I take back my proxy once I have given it?
Q:How will my shares be voted if I give my proxy?
Q:What if amendments are made to these matters or if other matters are brought before the meeting?
Q:How many shares are entitled to vote?
Q:What if ownership of shares has been transferred after March 26, 2004?
Q:How will the votes be counted?
Q:Who counts the votes?
Q:If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?
Business of the Meeting
1.Financial Statements
2.Election of the Board of Directors
3.Appointment of Auditor
Audit Committee
Human Resource and Compensation Committee
Nominating and Corporate Governance Committee
Summary Compensation Table for Named Executive Officers
2003 Stock Option Grants and Exercises
Compensation Strategy
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

Proxy Circular

Unless otherwise indicated, all information is as at March 26, 2004 and all dollar amounts are expressed in Canadian dollars.

Q&A on Proxy Voting

Q:	What am I voting on?
A:	Shareholders are voting on the election of directors to the Board of Masonite for 2004 and the appointment of an auditor for Masonite for 2004.

Q:	Who is entitled to vote?
A:	Shareholders as of the close of business on Friday, March 26, 2004 are entitled to vote. Each common share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders.

If you acquired your shares after March 26, 2004, please refer to the answer to the question “What if ownership of shares has been transferred after March 26, 2004?” on page 2 to determine how you may vote such shares.

Q:	How do I vote?
A:	There are two ways that you can vote your shares if you are a registered shareholder. You may vote in person at the meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the box on page 2 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?
A:	If you are a registered shareholder and plan to attend the meeting on May 3, 2004 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with Masonite’s transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting. If your shares are held in the name of a nominee, please see the box on page 2 for voting instructions.

Q:	Who is soliciting my proxy?
A:	The enclosed form of proxy is being solicited by Masonite International Corporation and the associated costs will be borne by Masonite. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of Masonite and/or Computershare Trust Company of Canada.

Q:	What if I sign the form of proxy enclosed with this Proxy Circular?
A:	Signing the enclosed form of proxy gives authority to Peter Crossgrove or Philip Orsino, each of whom is a director of Masonite, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?
A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy.

It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?
A:	Return it to Masonite’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 for all other countries so that it arrives not later than 4:30 p.m. (Eastern Standard Time) on Thursday, April 29, 2004. This will ensure your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?
A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the head office of Masonite no later than 4:30 p.m. (Eastern Standard Time) on Friday, April 30, 2004 or to the Chairman on the day of the meeting, May 3, 2004, or any adjournment of the meeting.

Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions. In the absence of such directions, however, your shares will be voted in favour of the election of directors to the Board and the appointment of an auditor.

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?
A:	The person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting.

As at the time of printing this Proxy Circular, management of Masonite knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?
A:	As of March 26, 2004, there were outstanding 54,733,865 common shares of Masonite. Each registered shareholder has one vote for each share held at the close of business on March 26, 2004. To the knowledge of the directors and management of Masonite, only one shareholder, Greystone Managed Investments Inc., owns or exercises control or direction over more than 10% of the outstanding shares of Masonite, with a shareholding of 11.03%, based on information provided to Masonite by the shareholder.

Q:	What if ownership of shares has been transferred after March 26, 2004?
A:	The person who acquired such shares after March 26, 2004 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask Masonite no later than 4:30 p.m. (Eastern Standard Time) on Tuesday, April 20, 2004 that his or her name be included in the list of shareholders before the meeting in order to be entitled to vote these shares at the meeting.

Q:	How will the votes be counted?
A:	Each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote.

Q:	Who counts the votes?
A:	Masonite’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of Masonite to preserve the confidentiality of individual shareholder votes. Proxies are referred to Masonite only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?
A:	You can contact the transfer agent by mail at: Computershare Trust Company of Canada Proxy Department P.O. Box 4599, Station A Toronto, Ontario M5W 4Y4	or by telephone: - within Canada and the United States at 1-800-332-0095 - all other countries at (416) 981-9633

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?
A:	There are two ways that you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.

For your shares to be voted for you, please follow the voting instructions provided by your nominee.

Since Masonite has limited access to the names of its non-registered shareholders, if you attend the meeting, Masonite will have no record of your shareholdings or your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder and return same in the manner instructed by your nominee. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

Business of the Meeting

1.  Financial Statements

The Consolidated Financial Statements for the year ended December 31, 2003 and the auditors’ report on those statements are included in the 2003 Annual Report mailed to shareholders with the Notice of Annual Meeting of Shareholders and this Proxy Circular.

2.  Election of the Board of Directors

The nine nominees proposed for election as directors of Masonite are listed on pages 3 through 5. All are currently directors of Masonite. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the close of the next Annual Meeting of Shareholders of Masonite or until their successors are elected or appointed.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed on pages 3 through 5. If for any reason at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

3.  Appointment of Auditor

The directors and management of Masonite propose that the firm of KPMG LLP be appointed as the independent external auditor of Masonite for the 2004 fiscal year at a remuneration to be fixed by the Board of Directors. KPMG LLP and its predecessor firm have served continuously as the auditor of Masonite for over 16 years.

For the year ended December 31, 2003, fees for audit and related services provided by KPMG LLP to Masonite were U.S.$1,130,000 (2002 — U.S.$985,000). Non-audit fees paid to KPMG LLP relating to tax planning and compliance in 2003 were U.S.$1,076,000 (2001 — U.S.$925,000). The Audit Committee has reviewed the nature of non-audit services provided by the auditors to ensure they are consistent with maintaining the auditors’ independence.

Nominees for Election to Board of Directors

Howard L. Beck, Q.C. Toronto, Ontario Director since April 24, 1990 Common shareholdings: 197,390	Mr. Beck is currently a director of, and advisor to, a number of public and private companies, including Masonite, Barrick Gold Corporation, Citibank Canada, Trizec Canada Inc. and Cineplex Galaxy Income Fund. He previously served as the Vice-Chairman of Barrick Gold Corporation and the Horsham Corporation (the predecessor to TrizecHahn Corporation).

Mr. Beck holds a Bachelor of Arts and an LL.B. from the University of British Columbia and an LL.M. from Columbia University in New York. Mr. Beck chairs Masonite’s Human Resource and Compensation Committee and is a member of its Audit Committee and Nominating and Corporate Governance Committee.

John J. Berton Toronto, Ontario Director since May 13, 1991 Common shareholdings: 14,500	Mr. Berton is the President of Starlaw Holdings Limited, a private investment holding company. He has a Bachelor of Commerce Degree and is a Chartered Accountant. He is a director of Starlaw Holdings Limited. Mr. Berton is also involved in several community activities. Mr. Berton is a member of Masonite’s Audit Committee.

John M. Cassaday Toronto, Ontario Director since August 3, 1993 Common shareholdings: 31,000	Mr. Cassaday is the President and Chief Executive Officer of Corus Entertainment Inc., a publicly traded company listed on the Toronto Stock Exchange and the New York Stock Exchange. He is currently a director of Manulife Financial, Loblaw Companies Limited, the Nestle Canada Advisory Board and St. Michael’s Hospital. In 1995, Mr. Cassaday was the Chair of the United Way campaign for Metro Toronto. Mr. Cassaday has an M.B.A. from the Rotman School of Management at the University of Toronto. Mr. Cassaday chairs the Audit Committee of Masonite and is a member of the audit committee of Loblaw Companies Limited.

Peter A. Crossgrove, C.M. Toronto, Ontario Director since October 28, 1989 Common shareholdings: 333,401	Mr. Crossgrove is the non-executive Chairman of the Board of Directors of Masonite. He is a director of QLT Inc., Barrick Gold Corporation, Dundee Realty Inc., Band-Ore Resources Ltd. and Philex Gold. Mr. Crossgrove has been involved in numerous charities and is currently the Treasurer of CARE International. He is also the Chairman of Cancer CARE Ontario and the Canadian Association of Provincial Cancer Agencies. In 2003, he was appointed a Member of the Order of Canada. He holds a Bachelor of Commerce from McGill University and Concordia University, an M.B.A. from the University of Western Ontario and was a Sloan Fellow in the Doctoral Program at Harvard Business School. Mr. Crossgrove is a member of Masonite’s Human Resource and Compensation Committee and Nominating and Corporate Governance Committee.

Fredrik S. Eaton, O.C., O. Ont. Toronto, Ontario Director since August 10, 1994 Common shareholdings: 350,000	Mr. Eaton is the Chairman of White Raven Capital Corp., a private holding company. He has held several positions with the T. Eaton Company Limited. In 1991, he was appointed High Commissioner for Canada to the United Kingdom of Great Britain and Northern Ireland and served in such position until 1994. He was appointed an Officer of the Order of Canada in 1990 and received the Order of Ontario in 2001. He is also a Fellow of The Royal Society for the Encouragement of the Arts, Manufacturing and Commerce. He holds a Bachelor of Arts from the University of New Brunswick, an LL.D., honoris causa, from the University of New Brunswick and an honorary Doctor of Laws degree from The Queen’s University of Belfast. Mr. Eaton chairs Masonite’s Nominating and Corporate Governance Committee.

Alan R. McFarland New York, New York Director since March 24, 1994 Common shareholdings: 18,600	Mr. McFarland is the Managing Member of McFarland Dewey & Co., LLC, an investment banking firm. He is a director of Placer Dome Inc. and a Trustee of the National Constitution Center, Philadelphia. Mr. McFarland is a Trustee of the New York Children’s Aid Society. He holds a Bachelor of Arts in History, the Arts and letters from Yale College and an LL.B. from Yale Law School. Mr. McFarland is a member of Masonite’s Human Resource and Compensation Committee.

Philip S. Orsino, F.C.A., O.C. Toronto, Ontario Director since October 27, 1989 Common shareholdings: 328,699	Mr. Orsino is the President and Chief Executive Officer of Masonite. He is a Chartered Accountant by profession and, in 1997, was elected a Fellow of the Institute of Chartered Accountants. He is an active volunteer and is involved in many community activities. He currently serves as a member of the Board and Chairman of the Finance and Audit Committee of the University Health Network. A published author and member of the Young Presidents’ Organization, Mr. Orsino won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International. On October 17, 2002, Mr. Orsino received the University of Toronto’s Rotman 2002 Distinguished Business Alumni Award and in 2003, he was named Canada’s Outstanding CEO of the Year. In January 2004, he was appointed as Officer of the Order of Canada. He currently serves as a director of Clairvest Group Inc. and the Bank of Montreal. Mr. Orsino has a Bachelor of Arts from the University of Toronto.

Joseph L. Rotman, O.C. Toronto, Ontario Director since May 27, 1994 Common shareholdings: 100,000	Mr. Rotman is the Chairman and Chief Executive Officer of Roy-L Capital Corporation, a private investment company. Mr. Rotman serves as a director of Barrick Gold Corporation, the Bank of Montreal and Clairvest Group Inc. He is a member of the Governing Council and Executive Committee of the University of Toronto. He is also a member of the Governing Council and Executive Committee of the Canadian Institute of Health Research and Chair of the Ontario Genomics Institute. Mr. Rotman is a Chair of the Research Advisory Committee and a Member of the Board of Trustees of Baycrest Centre for Geriatric Care and a Board Member of MARS (Medical and Related Sciences Discovery District). Mr. Rotman holds a Bachelor of Arts from the University of Western Ontario and a Masters in Commerce from the University of Toronto. He studied at the Columbia University Graduate School of Business in the Ph.D. program and was awarded an honorary LL.D. from the University of Toronto. Mr. Rotman is a member of Masonite’s Audit Committee.

Saul M. Spears Toronto, Ontario Director since December 17, 1979 Common shareholdings: 423,676	Mr. Spears is the Chairman and President of Canstor Consumer Storage, a private company. He has been involved with Masonite and its predecessors since 1951. Mr. Spears served as non-executive Chairman of the Board of Directors of Masonite from 1989 to 1997. In 1990, Mr. Spears was honoured by the Ontario Retail Lumber Dealers Association as Executive of the Year. He is a director, member of the audit committee and chair of the compensation committee of Taiga Forest Products Ltd. Mr. Spears is a member of Masonite’s Nominating and Corporate Governance Committee.

Compensation of the Board of Directors

During the year ended December 31, 2003, Masonite had nine directors (eight non-employee, one management). Non-employee directors received the following compensation:

•	Annual retainer: US$20,000 per year (US$35,000 per year for the Chairman)

•	Board or Committee meeting fee: US$1,000 per meeting (US$750 meeting if participating by telephone)

•	Committee Chair retainer: US$5,000 per year

•	Related travel and out-of-pocket expenses incurred when attending meetings

Summary of Board and Committee Meetings Held

During the Year Ended December 31, 2003

Audit Committee	5
Human Resource and Compensation Committee	3
Board	7
Nominating and Corporate Governance Committee	1

Total number of meetings held	16

The following table shows the number of board and committee meetings attended by each of the directors during 2003.

	Meetings	Meetings
Name	Attended(1)	Held(1)

Howard Beck	16	16
John Berton	12	12
John Cassaday	12	12
Peter Crossgrove	11	11
Fredrik Eaton	7	8
Alan McFarland	8	10
Philip Orsino	7	7
Joseph Rotman	7	12
Saul Spears	8	8

Notes:

(1)	Includes Board meetings and meetings of any committee of which the director is a member.

Corporate Governance Practices

Effective corporate governance is a priority for Masonite’s Board of Directors. Through the Nominating and Corporate Governance Committee, the Board reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that Masonite’s governance plan is consistent with and, in certain instances, goes beyond, the guidelines adopted by the Toronto Stock Exchange (“TSX”). A detailed comparison of Masonite’s corporate governance procedures compared with these guidelines may be found in Schedule 1 on page 16.

Proposed amendments to the TSX guidelines were published in the Spring of 2002, with a further set of proposed amended guidelines circulated by the TSX in December 2002. The Canadian securities regulators, including the Ontario Securities Commission, have published a proposed multilateral policy regarding corporate governance (the “Governance Policy”), as well as a proposed multilateral instrument regarding disclosure of governance practices (the “Disclosure Rule”). The Governance Policy sets out 18 best practices drawn from existing Canadian standards and recently enacted U.S. regulatory standards in the following areas: (i) board independence, (ii) the role of the board generally, (iii) the role of the board in the issuer’s ethical framework, (iv) board effectiveness, (v) the nomination of directors and (vi) the setting of execution compensation. When the Governance Policy and Disclosure Rule are finalized and take effect, Masonite will be required to describe in its annual information form certain aspects of its corporate governance practices including a discussion of any practices that are inconsistent with the Governance Policy.

The Canadian securities administrators have also introduced new rules regarding the composition of audit committees and the certification of an issuer’s disclosure controls and procedures. Masonite currently complies with the new rule regarding the composition of its audit committee, although this new rule will not apply to Masonite until later this year. Beginning with the first quarter of 2004, Masonite will be required to file a “bare” certificate of the CEO and CFO with each quarterly report essentially indicating that the report fairly presents in all material respects the financial condition, results of operations and cash flows of Masonite. A “full” certificate on quarterly reports, which will certify Masonite’s disclosure controls and procedures, will be required for each quarter beginning with the first quarter of 2006. Similarly, Masonite will be required to file a “bare” certificate of the CEO and CFO with its annual financials for the 2004 financial year and a “full” annual certificate for each year thereafter.

The U.S. Sarbanes-Oxley Act of 2002 (“SOX”) has introduced a number of corporate governance requirements that affect Masonite. Many of the requirements relate to the functions and composition of the Audit Committee of the Board of Directors. Masonite is in full compliance with those aspects of SOX applicable to the company that have come into force. Other aspects of that legislation are not yet in effect, pending the finalization of implementing rules by the United States Securities and Exchange Commission (the “SEC”). Furthermore, the New York Stock Exchange has changed its listing requirements. Some of the amendments are similar to the TSX guidelines and the proposed guidelines contained in the Governance Policy.

Committees of the Board of Directors

Audit Committee

The members of Masonite’s Audit Committee are Howard L. Beck, John J. Berton, John M. Cassaday and Joseph L. Rotman. All of the members of the Audit Committee are unrelated within the meaning of the TSX guidelines (and will be independent for the purposes of the new Canadian rules regarding the composition of audit committees). The Board of Directors determines that a member of the Audit Committee is unrelated if he has no direct or indirect material relationship with Masonite. The Audit Committee’s primary duties and responsibilities are to assist the Board of Directors in the oversight of (i) the integrity of Masonite’s financial statements, (ii) Masonite’s compliance with legal and regulatory requirements, (iii) the independent external auditor’s qualifications and independence and (iv) the performance of Masonite’s internal audit function and the independent external auditor. The Board is satisfied that each of the members of the Audit Committee is financially literate and has accounting or related financial expertise. John Cassaday is considered the Audit Committee’s financial expert within the meaning of applicable United States regulatory requirements, based on the experience as described in his biography on page 3.

The Audit Committee meets at least four times annually and, in 2003 this Committee held five meetings. The Committee meets separately with management and with the independent external auditor when the Audit Committee is asked to recommend that the Board of Directors approve the annual statements of Masonite. The Audit Committee also meets with each of these groups and as a committee to discuss any matters the Committee or any of these groups believes should be discussed. The Audit Committee may also engage independent counsel and other advisors as it deems appropriate in the course of carrying out its duties. The Audit Committee has several duties and responsibilities, including:

•	reviewing the independence and performance of the independent external auditor and annually recommending to the Board of Directors the independent external auditor to be proposed for appointment at the next annual shareholders’ meeting;

•	at least annually, obtaining a report from the independent external auditor, including the report on the audited financial statements, the audit findings report and a description of all relationships between the independent external auditor and Masonite, in order to assess auditor independence;

•	reviewing and approving Masonite’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Masonite;

•	reviewing and approving any non-audit work to be performed by the independent external auditor;

•	at least annually, meeting with Masonite’s independent external auditor to review the audit plan prior to the commencement of audit work;

•	reviewing Masonite’s annual and interim financial statements and management’s discussion and analysis of financial condition and results of operations relating thereto, as well as any other earnings or financial releases and reports prior to filing;

•	discussing with management and the independent external auditor any significant changes or issues regarding Masonite’s accounting policies and the appropriateness of those policies, Masonite’s financial statement presentation, the effect of regulatory and accounting initiatives and the certifications of management on the financial statements required by applicable Canadian and United States regulatory requirements;

•	reviewing significant financial risk exposures and the steps taken by management in relation to those risks; and

•	discussing Masonite’s internal controls and management information systems with management.

Human Resource and Compensation Committee

The members of Masonite’s Human Resource and Compensation Committee are Howard L. Beck, Peter A. Crossgrove and Alan R. McFarland. All of the members of the Human Resource and Compensation Committee are unrelated within the meaning of the TSX guidelines. This Committee meets at least annually and, in 2003, held three meetings.

The Committee generally has primary responsibility for (i) assisting the Board of Directors in discharging its responsibilities relating to the compensation of Masonite’s executives, (ii) approving and monitoring insider trading policies and (iii) producing an annual report on executive compensation for inclusion in the proxy circular for Masonite’s annual meeting of shareholders. More particularly, the Human Resource and Compensation Committee generally assumes several duties and responsibilities, including:

•	reviewing all aspects of the compensation of the Chief Executive Officer of Masonite;

•	reviewing the performance of the Chief Executive Officer;

•	annually reviewing and discussing the objectives provided by the Chief Executive Officer and assessing the performance of the Chief Executive Officer against those objectives;

•	making recommendations to the Board of Directors with respect to non-Chief Executive Officer compensation, incentive compensation and equity-based compensation plans;

•	annually reviewing, analyzing and making recommendations to the Board of Directors in respect of compensation policy and practice, annual base salaries and short and long-term incentive plans;

•	reviewing and approving Masonite’s insider trading policy;

•	reviewing and recommending to the Board of Directors for approval any public disclosure regarding the compensation of Masonite’s executives, including in the information circular for Masonite’s annual meetings of shareholders; and

•	preparing and recommending to the Board of Directors for approval the report on executive compensation contained in Masonite’s information circular for its annual meeting of shareholders.

Nominating and Corporate Governance Committee

The members of Masonite’s Nominating and Corporate Governance Committee are Howard L. Beck, Peter A. Crossgrove, Fredrik S. Eaton and Saul M. Spears. All of the members of the Nominating and Corporate Governance Committee are unrelated within the meaning of the TSX guidelines. This Committee meets at least annually and, in 2003, held one meeting.

The Committee generally has primary responsibility for (i) recommending to the Board of Directors the nominees for election as director for each annual meeting of shareholders of Masonite, (ii) developing and recommending to the Board of Directors a set of corporate governance principles for Masonite and (iii) overseeing the evaluation of the Board of Directors and management. More particularly, the Nominating and Corporate Governance Committee generally assumes several duties and responsibilities, including:

•	annually reviewing the credentials of nominees for re-election to the Board of Directors, identifying the individuals qualified to become new directors and recommending new nominees for election by the shareholders of Masonite to ensure that nominees have the highest personal and professional integrity and have demonstrated exceptional ability and to ensure that each nominee’s qualifications are maintained;

•	reviewing and making recommendations as to the composition, structure and charters of the committees of the Board of Directors of Masonite;

•	developing the corporate governance principles and guidelines of Masonite and advising which of such practices are different from those recommended by securities regulators and applicable stock exchanges, reviewing the principles and guidelines at least annually and recommending any changes to the policy as the Committee considers appropriate;

•	reviewing and recommending to the Board of Directors for approval any disclosure regarding Masonite’s corporate governance practices;

•	developing and recommending to the Board of Directors position descriptions for each of the directors and the Chief Executive Officer;

•	making recommendations regarding succession planning;

•	developing practices to assess board performance as a whole, as committees and as individuals;

•	reviewing and recommending that the Board of Directors adopt a communications policy for communication with shareholders, the investment community, the media, the government and its agencies, employees and the general public;

•	establishing, reviewing and updating Masonite’s Code of Business Conduct and Ethics, reviewing reports regarding compliance with such Code and satisfying itself that management has a system in place to disclose the Code and any changes to it; and

•	undertaking such other initiatives as are needed to help the Board of Directors deliver good corporate governance.

Executive Compensation

Summary Compensation Table for Named Executive Officers

Compensation for the Chief Executive Officer and the next four most highly compensated executive officers (collectively, the “Named Executive Officers”) is summarized in the table below.

							Long term compensation awards

		Annual compensation					Securities
							under		Restricted and
Name and			Bonus		Other annual		options		deferred share
principal position	Year	Salary (US$)	(US$)	(a)	compensation (US$)	(b)	granted (#)	(c)	units (Cdn.$)	(d)

Philip S. Orsino	2003	1,250,000	2,750,000		1,800		Nil		4,931,315
President and	2002	1,250,000	1,850,000		8,800		350,000		Nil
Chief Executive Officer	2001	900,000	3,580,000		17,800		Nil		Nil

Harley Ulster	2003	400,000	428,000		1,000		Nil		280,439
Executive Vice-President, General	2002	400,000	168,000		5,100		10,000		Nil
Counsel and Corporate Secretary	2001	400,000	668,000		10,400		Nil		Nil

Lawrence P. Repar	2003	393,400	428,000		1,100		Nil		425,385
Executive Vice-President	2002	385,000	138,600		5,700		70,000		Nil
and Group Chief Operating Officer	2001	350,000	476,000		11,600		Nil		Nil

James U. Morrison (e)	2003	385,000	438,000		Nil		Nil		425,385
Executive Vice-President and	2002	370,000	133,200		Nil		10,000		Nil
Group Chief Operating Officer	2001	123,333	397,500		Nil		200,000		Nil

Robert V. Tubbesing	2003	350,000	211,000		1,000		Nil		280,439
Vice-President, Finance	2002	350,000	126,000		5,200		10,000		Nil
and Chief Financial Officer	2001	350,000	426,000		10,500		Nil		Nil

Notes

(a)	In February 2003, the Named Executive Officers were given a discretionary cash bonus in the following amounts (in US$): Philip Orsino — $1,250,000; Harley Ulster — $140,000; Lawrence Repar — $140,000; James Morrison — $150,000; and Robert Tubbesing — $85,000. This discretionary bonus is included in the total bonus amounts reported for 2003.

(b)	Represents imputed interest benefits on the interest-free loans provided by Masonite under its Senior Executive Share Purchase Plan, which were repaid in full in February, 2003.

(c)	Options granted in 2002 were for the Named Executive Officers’ performances in 2001.

(d)	In October, 2003, the Company adopted a Restricted Share Incentive Plan, providing for the grant of restricted share units (“RSUs”) and a Deferred Share Incentive Plan, providing for the grant of deferred share units (“DSUs”), each described within the Report of the Human Resources and Compensation Committee on Executive Compensation. The RSUs and DSUs, respectively, awarded to each Named Executive Officer were: Mr. Orsino — 117,400 and 39,100; Mr. Ulster — 6,700 and 2,200; Mr. Repar — 10,100 and 3,400; Mr. Morrison — 10,100 and 3,400; and Mr. Tubbesing — 6,700 and 2,200. The value on the date of grant is based on a 20 day weighted average trading price, as more fully described within the Report of the Human Resources and Compensation Committee on Executive Compensation.

(e)	Mr. Morrison jointed Masonite on August 31, 2001.

2003 Stock Option Grants and Exercises

In the year ended December 31, 2003, the Company did not grant any options to purchase common shares of Masonite to the Named Executive Officers. The following table shows the number of options exercised by each of the Named Executive Officers in 2003, as well as the aggregate number of options each Named Executive Officer now holds and the value of these options based on the market price of Masonite’s common shares on the TSX as at December 31, 2003, which was $34.60.

Aggregated Option Exercises During the Year Ended December 31, 2003

and Financial Year-end Option Values

					Value of unexercised
			Unexercised options		in-the-money options at
	Securities		at December 31, 2003 (#)		December 31, 2003 (Cdn.$)
	acquired on	Aggregate value
Name	exercise (#)	realized (Cdn.$)	Exercisable	Unexercisable	Exercisable	Unexercisable

Philip S. Orsino	355,000	5,415,000	890,833	116,667	17,479,000	1,423,000
Harley Ulster	136,600	2,584,000	167,567	3,333	3,451,000	41,000
Robert V. Tubbesing	150,000	2,937,000	146,667	3,333	3,082,000	41,000
Lawrence P. Repar	40,000	591,000	196,667	23,333	3,586,000	285,000
James U. Morrison	Nil	Nil	206,667	3,333	4,341,000	41,000

Employment Agreement and Termination of Employment

Masonite’s predecessor, Premdor Inc., entered into an employment agreement with Philip Orsino on October 27, 1989, which agreement has been extended by the Board of Directors four times (most recently on February 13, 2003). Under his employment agreement, Mr. Orsino has agreed to serve as the President and Chief Executive Officer of Masonite until December 31, 2007 and Masonite has agreed that he shall continue in that position thereafter unless he is terminated in accordance with the terms of the agreement. If Mr. Orsino’s employment is terminated other than for cause, he is entitled to at least 24 months’ notice and his termination date shall not be earlier than December 31, 2007. In the event that this provision is not complied with, Mr. Orsino is entitled to payment of his salary and other compensation and benefits that he would have otherwise been entitled to receive during the period from the termination notice to the later of (i) the expiry of the 24 month period and (ii) December 31, 2007. The agreement provides that Masonite shall pay to Mr. Orsino an annual salary approved by the Board of Directors, excluding Mr. Orsino.

Masonite has also entered into agreements with the Named Executive Officers in order to induce such executives to remain in the employ of Masonite following a change in control. The terms and conditions of the agreements are similar for each of the Named Executive Officers. Under the agreements, a change in control would occur in the three scenarios described below:

•	if a person acquires 20% or more of Masonite’s outstanding common shares, and a change in the composition of the Board of Directors occurs within two years after the date of such acquisition such that the directors of Masonite in office immediately before such date cease to constitute a majority of the Board of Directors;

•	a person acquires 35% or more of Masonite’s outstanding common shares; or

•	the shareholders of Masonite approve (i) an amalgamation or merger of Masonite with any other corporation (other than a subsidiary of Masonite), (ii) any other business combination or consolidation, (iii) a plan for the liquidation of Masonite, or (iv) an agreement for the sale or disposition of all or substantially all of Masonite’s assets and within two years following any such transaction, a majority of the board of directors of the amalgamated or merged entity or successor entity into which Masonite was liquidated or which acquired all or substantially all of Masonite’s assets is not comprised of individuals who were directors of Masonite immediately prior to such event.

Upon a change in control, Masonite has agreed, among other things, to continue the employment of the Named Executive Officers. If their employment is terminated by Masonite, at any time prior to a change of control or at any time within three years following a change of control (other than for cause, disability, retirement or death), or if the executive’s employment is terminated by the executive for “good reason” at any time within three years following a change in control, or if the executive’s employment is terminated by the executive at any time within 60 days after the end of the 12 month period following a change in control with or without “good reason”, the executive will be entitled to receive an amount equal to two to three times (depending on the executive) the executive’s annual salary and bonus (subject to reduction if the executive would have retired within two years following the date of termination).

Report of the Human Resource and Compensation Committee on Executive Compensation

It is the responsibility of the Human Resource and Compensation Committee to review and recommend to the Board of Directors annually the compensation proposed to be paid to Masonite’s executive officers and to make recommendations to the Board concerning annual bonus levels and grants under Masonite’s long-term incentive plans. The Committee also reviews such human resources and compensation issues as it considers appropriate, and retains consultants from time to time to provide advice regarding Masonite’s compensation strategy and programs.

Compensation Strategy

The major elements of Masonite’s pay-for-performance executive compensation program are base salary, a short-term incentive in the form of an annual cash bonus and long-term incentives. The Human Resource and Compensation Committee believes that this approach best serves the interests of shareholders by ensuring that executive officers are compensated in a manner that advances both the short and long-term interests of shareholders. Thus, compensation for Masonite’s executive officers involves a high proportion of pay which is at risk: the annual cash bonus is based primarily on the extent to which the objectives set out in the business plan are achieved and the long-term incentive grants are based on the criteria outlined under Long-Term Incentives below. Annual cash bonuses and long-term incentive grants can also be based, in part, on an evaluation of the contribution made by the executive to Masonite’s performance. Long-term incentives also directly relate a significant portion of the executive’s remuneration to share price appreciation realized by Masonite’s shareholders. The directors have the authority to grant additional discretionary bonuses based on performance.

The Human Resource and Compensation Committee places a greater emphasis on short-term and long-term incentives than might be expected for a Canadian incorporated public company. Over 80% of Masonite’s revenue is derived from North American sources with a significant portion thereof deriving from United States sources. Consequently, Masonite competes for executive talent in the United States market. The Committee has used short-term and long-term incentives to more closely align Masonite’s compensation levels to those of the executives’ counterparts in the United States. The target is for the aggregate compensation payable to executive officers to be above average in relation to compensation paid for comparable executives in the United States and Canada. The comparative group consists of corporations in similar businesses with similar revenues and performance achievements.

Base Salary

Annual base salary levels for the executive officers are established for each year by reference to the range of salaries paid in general industry in North America with the intention that the salaries will be in the 75th percentile of that range. The Chief Executive Officer has an employment contract which provides for a specified minimum annual salary subject to such increases as the Board of Directors (excluding the Chief Executive Officer) determines appropriate. See “Executive Compensation — Employment Agreement and Termination of Employment” above.

Annual Cash Bonus

The entitlement of each executive officer to an annual bonus is tied to the satisfaction of Masonite’s objectives set out in its business plan for that year as approved by the Board of Directors. In Masonite’s senior executive compensation plan, the Committee establishes the amount of the bonus to be paid should these objectives be achieved. The bonus is a percentage, ranging from 30% to 120%, of an executive’s base salary.

Long-Term Incentives

The Committee believes that a material portion of total compensation must be aligned with the market price of Masonite common shares. The Committee has established a guideline that the total number of Masonite common shares reserved for issuance pursuant to the grant of stock options, minus those options that have been exercised, shall not exceed 10% of the issued and outstanding common shares of Masonite. Stock options granted in past years were exercisable over a ten year period and vest in three equal instalments following the date granted. A small number of stock options were granted in 2003 to non-executive employees. On March 16, 2004, the Committee recommended, and the Board approved, an amendment to Masonite’s stock option plan to provide that future grants of options to directors are conditional upon the approval of a majority of Masonite’s shareholders.

In 2003 and the beginning of 2004, the Human Resources and Compensation Committee altered its approach to the provision of long-term incentives to executive employees. In 2003, all members of the executive and senior management group received grants of RSUs and DSUs. Neither the RSUs nor DSUs dilute the ownership position of shareholders and the cost thereof is both fully deductible from Masonite’s tax obligations and is expensed in full to the income statement. The Committee undertook this change to strengthen linkages between the interests of executives and those of the shareholders through simulated equity ownership and in the light of emerging executive compensation trends and sentiment in the market place.

The total number of RSUs and DSUs granted in 2003 reflected an actuarial value approximately equivalent to the company’s previous practice in respect of the grant of stock options. Seventy-five percent of the equivalent value was disbursed on RSUs and 25% in DSUs. The size of individual grants of RSUs and DSUs to specific executives relates to the responsibilities and performance of the executive concerned.

RSUs are phantom shares with a nominal value equal to the fair market value of a common share. Each RSU is converted into a cash payment over time based on the prevailing price of Masonite shares. The Masonite 2002 Restricted Share Incentive Plan, effective October 21, 2003, provided certain senior officers of Masonite with a one-time grant of RSUs as a bonus in respect of services rendered in 2002. A total of 201,300 RSUs were granted under the terms of the plan. Except in the case of anti-dilution adjustments and the granting of additional units based on notional equivalents of dividends paid on Masonite common shares, no additional RSUs will be granted under the plan.

One third of the RSU grants made in 2003 vested on October 21, 2003 and, subject to continued employment, one third of the RSU grants made in 2003 vest on each of October 21, 2004 and 2005. The payment to be made on vesting is based on the number of RSUs granted multiplied by the weighted average closing prices of Masonite common shares for the 20 days prior to the vesting date.

DSUs are also phantom shares with a nominal value equal to the fair market value of a common share. Each DSU is converted into a cash payment on retirement of the recipient or prior termination of employment based on the prevailing price of Masonite common shares. The Masonite 2002 DSU Plan, effective October 21, 2003, provided certain senior officers of Masonite with a one-time grant of DSUs as a bonus in respect of services rendered in 2002.

A total of 66,900 DSUs were granted under the terms of the plan that vested in the recipient immediately. Except in the case of anti-dilution adjustments and the granting of additional units based on notional equivalents of dividends paid on Masonite common shares, no additional DSUs will be granted under the plan. The payment to be made at retirement or termination of employment is based on the number of DSUs granted multiplied by the weighted average closing prices of Masonite common shares for the 20 days prior to the vesting date.

The Human Resources and Compensation Committee has continued to develop executive incentive arrangements in 2004. Under the provisions of the 2004 Masonite Long-Term Incentive Plan, effective for 2004, eligible participants will receive a long-term incentive grant valued appropriately to the nature of their accountabilities in the ratio 70% RSUs and 30% DSUs. Subject to the performance criteria outlined below, a total of 182,200 RSUs and 78,100 DSUs were distributed to the Named Executive Officers in 2004. The RSUs and DSUs, respectively, awarded to each Named Executive Officer in 2004 were: Mr. Orsino — 99,700 and 42,800; Mr. Ulster — 21,300 and 9,100; Mr. Repar — 21,300 and 9,100; Mr. Morrison — 21,300 and 9,100; and Mr. Tubbesing — 18,600 and 8,000.

In addition to continued employment, vesting of RSUs granted in 2004 will be subject to the following requirements:

•	Vesting will occur only at the end of the three year term of the RSU;

•	50% of the grant will be subject to Masonite achieving pre-established increased earnings per share (“EPS”) targets which are recommended by the Committee and approved by the Board; and

•	50% of the grant will be subject to Masonite achieving return on equity (“ROE”) that falls between the median and the 75th percentile of comparable publicly-traded Canadian and U.S. companies with sales between US$1 billion and US$5 billion.

The number of RSUs subject to EPS performance vesting standards can be increased by up to 20% if the EPS target is exceeded by 50%. Conversely, only 50% of such RSUs will vest if EPS equals 80% of the EPS target and none will vest if EPS falls below this level.

The number of RSUs subject to ROE performance vesting standards can be increased by up to 20% if ROE exceeds the 75th percentile of comparable publicly-traded Canadian and U.S. companies with sales between US$1 and US$5 billion.

Conversely, only 50% of such RSUs will vest if ROE equals the 35th percentile of such companies and none will vest if ROE falls below the 35th percentile.

DSUs granted in 2004 under the provisions of the 2004 Masonite Long-Term Incentive Plan will vest over five years at the rate of 20% per annum commencing 1 year after the date granted. While the DSUs may vest prior to the termination of an executive’s employment or prior to his or her retirement, they are not paid out until such retirement or termination. Both RSUs and DSUs granted in 2004 are eligible to accrue additional fractional units to reflect dividends paid by Masonite based on the prevailing fair market value of Masonite’s common shares.

The payment to be made after three years in the case of RSUs or at retirement or termination of employment in the case of DSUs is based on the number of RSUs or DSUs, as applicable, that have vested in accordance with the provisions thereof described above multiplied by the weighted average closing prices of Masonite common shares for the 20 days prior to the payment date.

Masonite does not currently have specific target ownership guidelines for equity holdings in Masonite by executive officers. However, vested and unvested DSUs have substantially the same motivational effect and value to executives as owning real shares. Further, DSUs cannot be converted into a cash payment or a tradable security during employment. Accordingly, the accumulation of DSUs into the future will implicitly create a holding by each executive and senior manager that parallels the intent of ownership guidelines.

The Human Resource and Compensation Committee believes that Masonite’s compensation structure appropriately takes into account Masonite’s performance and the individual contributions toward that performance by the Chief Executive Officer and other executive officers of Masonite. In summary, the Human Resource and Compensation Committee believes that Masonite’s compensation policy and practices are helping Masonite attract, retain and motivate its executive officers in the attainment of its business goals and in the best interests of shareholders.

Submitted by the Human Resource and Compensation Committee of the Board of Directors:

Howard L. Beck	Peter A. Crossgrove
(Chair)

Alan R. McFarland

Directors, Executive Officers and Senior Officers — Indebtedness

There is currently no indebtedness outstanding incurred by current or former directors, officers and employees of Masonite or its subsidiaries.

Directors’ and Officers’ Insurance and Indemnification

The premium paid for the directors’ and officers’ liability insurance policy purchased by Masonite for the year ended December 31, 2003 was U.S.$581,000. The aggregate insurance coverage obtained under the policy is U.S.$100,000,000 per year. There is no deductible for claims under this insurance policy by directors and officers and a U.S.$500,000 deductible for claims by Masonite.

In accordance with the provisions of the Business Corporations Act (Ontario), the by-laws of Masonite provide that Masonite shall indemnify a director or officer or a former director or officer, or a person who acts or acted at Masonite’s request as a director or officer of a company of which Masonite is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action to satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of Masonite or such other company if he or she acted honestly and in good faith with a view to the best interests of Masonite or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of Masonite on December 31, 1998 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the five most recently completed years. The S&P/TSX Composite Index is a total return index, including dividends reinvested.

Additional Information

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(i)	the latest Annual Information Form of Masonite together with any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)	the comparative financial statements of Masonite for the year ended December 31, 2003 together with the accompanying report of the auditors’ thereon or any interim financial statements of Masonite for periods subsequent to December 31, 2003; or

(iii)	this Proxy Circular,

please send your request to:	Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario, Canada L4W 1J2

Attention: Investor Relations
Telephone: 905-670-6500
Fax: 905-670-6520
E-mail: investorrelations@masonite.com

Directors’ Approval

The Board of Directors has approved the contents and the sending of this Proxy Circular to the shareholders.

Harley Ulster

Executive Vice-President, General Counsel
and Corporate Secretary
Toronto, Ontario

March 26, 2004

Schedule 1 — Governance Procedures

Extensive regulatory changes are in progress, primarily arising from the United States Sarbanes-Oxley Act, and further changes are forthcoming as a result of discussions between the TSX and the Ontario Securities Commission and as a result of changes to the New York Stock Exchange listing requirements. Masonite continues to monitor these changes and as clarification on each is available, appropriate action will be contemplated. See “Corporate Governance Practices”.

Below Masonite’s governance procedures are compared with the TSX corporate governance disclosure guidelines.

TSX Guideline		Masonite Alignment	Masonite’s Governance Procedures

1.	The Board should explicitly assume responsibility for the stewardship of Masonite and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	yes	The Charter of the Board states that it, either directly or through committees, is responsible for management and supervision of the business and affairs of Masonite with the objective of enhancing shareholder value. It establishes the overall policies and standards for Masonite. The Board has delegated to management the power to manage the day-to-day business and affairs of Masonite. The Board seeks to ensure that Masonite is managed so as to enhance shareholder value and to ensure its long-term viability. The directors are kept informed of Masonite’s operations at directors’ meetings and committee meetings and through reports and discussions with management.

The Board meets on a regularly scheduled basis and, during 2003, met on seven occasions. In addition, communications between the directors and management occurs apart from the regularly scheduled Board or committee meetings. Board meetings, from time to time, focus on strategic, long-term planning. The President and Chief Executive Officer is required to review his short and long-term goals with the Board through the presentation of an annual business plan. At least annually, the Board conducts an extensive review of the business plan.

In addition, the Board has adopted a Code of Conduct for employees. The Code prohibits actions that could be considered a conflict of interest and contains provisions in respect of fair dealing, confidentiality and prohibitions on illegal or unethical behaviour.

	(a) adoption of a strategic planning process;	yes	The Board approves Masonite’s annual business plan prepared by management. These plans include details of the opportunities and risks of the business. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management. Throughout the year, the directors also receive strategic updates at regular Board meetings.

TSX Guideline	Masonite Alignment	Masonite’s Governance Procedures

(b) identification of the principal risks of Masonite’s business and ensuring the implementation of appropriate systems to manage those risks;	yes	The Board assumes responsibility for identifying and managing business risks. The Board reviews with management Masonite’s principal risks and receives reports of management’s assessment of, and proposed responses to, those risks as they develop. This process ensures that the Board as a whole actively and appropriately oversees the management of all significant risks applicable to Masonite’s business. The Audit Committee meets regularly to review areas of financial risk.

(c) succession planning, including appointing, training and monitoring senior management;	yes	The Nominating and Corporate Governance Committee reviews and reports to the Board on planning and monitoring organizational structure and succession matters at least annually. The President and Chief Executive Officer makes succession planning an ongoing priority. The Human Resource and Compensation Committee reviews and monitors executive development programs. The Board has adopted pay-for-performance based compensation in order to attract, retain and motivate skilled and entrepreneurial management and employees.

(d) communications policy; and	yes	The Board is responsible for reviewing and approving a communications policy for Masonite regarding communication with shareholders, the investment community, the media, governments and their agencies, employees and the general public. The Board considers the recommendations of the Nominating and Corporate Governance Committees with respect to this policy. Masonite has implemented procedures to ensure the timely dissemination of all material information. The Board scrutinizes all material disclosure documents such as quarterly press releases, this Proxy Circular, Masonite’s Annual Reports and Masonite’s annual information forms. Furthermore, the Board and its Committees review Masonite’s communication policies that address how Masonite interacts with the public and certain measures to avoid selective disclosure.

(e) integrity of Masonite’s internal control and management information systems.	yes	The Board has, through the appointment of various committees, put in place an effective system for monitoring the implementation of corporate strategies. In addition, the Board has the power to appoint ad hoc committees to deal with specific non-recurring issues. Each of the committees is responsible to review and advise the Board on implementation of corporate strategy in the areas described on pages 7 to 9 of this Proxy Circular.

2. A majority of directors should be “unrelated”.	yes	The Charter of the Board states that at least a majority of the directors shall be independent for the purposes of all applicable regulatory and stock exchange requirements. All directors standing for election on May 3, 2004, with the exception of Mr. Orsino, the President and Chief Executive Officer of Masonite, are “unrelated” within the meaning of the TSX guidelines.

TSX Guideline	Masonite Alignment	Masonite’s Governance Procedures

3.   The Board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors.
	yes	Based on information provided by directors as to their individual circumstances, the Board has determined that only one of the nine persons proposed for election to the Board for 2004 is “related” and that is Mr. Orsino, the President and Chief Executive Officer of Masonite. For a brief description of the principal occupation, board memberships and achievements of each of the directors, please see pages 3 to 5 of this Proxy Circular.

4.   The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are “unrelated” directors, with responsibility for proposing to the full Board new nominees to the Board and assessing directors on an ongoing basis.
	yes	The Nominating and Corporate Governance Committee is responsible for recommending to the Board suitable director candidates. In undertaking this responsibility, the Committee annually assesses the skill sets of the existing Board and committees and identifies any additional skill sets deemed to be beneficial. The Committee is composed of four members, all of whom are “unrelated”.

5. The Board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.	yes	The Charter of the Nominating and Corporate Governance Committee contains provisions regarding the evaluation of the competencies and skills of each director. The Nominating and Corporate Governance Committee conducts an evaluation process of the effectiveness of the Board and its committees, including a directors’ survey to provide feedback to individual directors on the Board’s effectiveness. The survey, the results of which are compiled by an outside consultant to ensure confidentiality, rates the Board’s performance. In such evaluation process, the Committee assesses the operation of the Board and its committees, the skill sets and performance of the existing members of the Board and committees, the adequacy of information provided to directors, communication processes between the Board and management, agenda planning for Board and committee meetings and strategic direction and process. The Committee has the ability to make recommendations for changes where appropriate.

6. The Board, as an integral element of the process of appointing new directors, should provide orientation and education programs for new recruits to the Board.	yes	The responsibility for the orientation and continuing education of the directors is delegated to the Nominating and Corporate Governance Committee. New directors are provided with full orientation on Masonite’s organizational structure, the structure of the Board and its committees, Masonite’s corporate policies and by-laws. On an ongoing basis, presentations are made and reports are provided to the Board on various aspects of Masonite’s operations. Board meetings are held from time to time at plant sites and regional offices to give directors additional insight into Masonite’s business.

TSX Guideline	Masonite Alignment	Masonite’s Governance Procedures

7.   The Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
	yes	At the meeting on May 3, 2004, nine directors will stand for election for a one-year period. The matter of Board size is considered formally on an annual basis by the Board, and on an ongoing basis by the Nominating and Corporate Governance Committee. The Board is of the view that the current membership has the necessary breadth and diversity of experience and its size is appropriate to provide for effective decision-making and staffing of Board committees. The Board continues to assess potential candidates for future nominations.

8. The Board should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.	yes	The Human Resource and Compensation Committee annually reviews the compensation paid to directors to ensure that it is competitive, and is consistent with the risks and responsibilities involved in being an effective director. The Human Resource and Compensation Committee believes that the compensation paid to Masonite’s directors (which is set out on page 5 of this Proxy Circular) is appropriate in light of the risks and responsibilities assumed by the directors.

9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some board committees may include one or more inside directors.	yes	The Charter of the Board states that the Board may establish and delegate to committees certain responsibilities of the Board and must establish an Audit Committee, a Nominating and Corporate Governance Committee and a Human Resource and Compensation Committee, which it has done. The Charter of the Board also states that the composition of all committees must be in compliance with the listing requirements of applicable stock exchanges and with applicable securities legislation. All Board committees are composed solely of outside directors who are “unrelated”.

TSX Guideline	Masonite Alignment	Masonite’s Governance Procedures

10.   The Board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing Masonite’s approach to corporate governance issues. This committee would, among other things, be responsible for Masonite’s response to these governance guidelines.
	yes	The Charter of the Board states that the Board is responsible for developing Masonite’s approach to governance principles and guidelines and reviewing such principles and guidelines annually. The Board is also responsible for approving public disclosure regarding Masonite’s governance practices and for reviewing and approving each certification regarding governance required to be filed by Masonite’s CEO and CFO. The Board may direct its Nominating and Corporate Governance Committee to consider, report on and make recommendations in respect of these matters.

The Nominating and Corporate Governance Committee monitors best practices for governance amongst senior Canadian and United States companies and annually reviews Masonite’s governance practices to ensure Masonite continues to exemplify high standards of corporate governance. The Committee is responsible for Masonite’s response to these governance guidelines and for recommending to the Board a set of governance principles. The Nominating and Corporate Governance Committee is also responsible for advising the Board as to why any of Masonite’s governances principles, if any, should be different from those recommended by applicable stock exchanges and securities regulators. A more general overview of the roles and responsibilities of the Nominating and Corporate Governance Committee is provided on pages 8 and 9 of this Proxy Circular.

TSX Guideline	Masonite Alignment	Masonite’s Governance Procedures

11.   The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. The Board should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.
	yes	The Board is cognizant of its legal responsibilities and has established terms of reference for its committees. There is no specific mandate for the Board members, since the Board has plenary power.
A position description for the Chief Executive Officer is contained in his employment agreement. The Chief Executive Officer’s and senior management’s objectives are set out in an annual business plan that is reviewed and approved annually by the Board. The Human Resource and Compensation Committee conducts an annual assessment of the Chief Executive Officer’s and senior management’s performance against these objectives. The results of the assessment are reported to the Board. The Board has established limits on management’s authority depending on the nature and size of the proposed transaction. The Board believes that management is responsible for the development of individual business units and overall corporate strategy. The role of the Board is to establish an agreed planning process, then review, question and ultimately approve the strategy for Masonite. The Board also looks to management to identify matters which should be considered by the Board, to provide it with all information and documentation relevant to the Board’s consideration of those issues and to remain alert to developments in the strategic environment in which Masonite operates, including changes in the industry and consumer preference. The Board or one of its committees receives regular reports from management confirming Masonite’s compliance with various legal requirements and internal control procedures and expects management to provide it with additional reports if extraordinary situations arise.

12.   The Board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.
yes	Mr. Crossgrove, the non-executive Chairman of the Board, is an independent member of the Board. The Chairman serves as a liaison on corporate governance matters among the directors and between the Board and senior management.

The Board and each of its committees meet independently of management when needed.

TSX Guideline	Masonite Alignment	Masonite’s Governance Procedures

13.   The Audit Committee should be composed of only “unrelated” directors. Roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee’s duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.
	yes	The Audit Committee is composed of unrelated directors. The Board is satisfied that members of the Audit Committee are financially literate and have accounting or related financial expertise. The Charter of the Audit Committee also states that, to the extent possible, the Audit Committee will have a “financial expert” who will possess certain attributes and qualifications which are specified in such charter. A general overview of the roles and responsibilities of the Audit Committee as set out in the Committee’s charter is provided on page 7 of this Proxy Circular. This charter is periodically reviewed by the Nominating and Corporate Governance Committee which makes recommendations to the Board regarding compliance with new and existing legislation.

The Audit Committee meets separately (without management present) with the independent external auditors of Masonite and discusses with them the financial statements and other financial issues as deemed appropriate.

As outlined in its charter, the Audit Committee requires management to implement and maintain appropriate internal control. The committee approves the internal control policy, and approves the audit and non-audit services provided by the independent external auditors to ensure they are consistent with maintaining the auditors’ independence.

14.   The Board should implement a system to enable an individual director to engage an outside advisor at Masonite’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.
	yes	Individual directors may, with the concurrence of the Chairman of the Nominating and Corporate Governance Committee, engage outside advisors at the expense of Masonite. In addition, each of the committees of the Board is authorized to engage outside advisors at the expense of Masonite.